FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, July 30, 2020

FINANCIAL RESULTS FOR THE SECOND QUARTER
(Note: All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are prepared using the recognition and measurement requirements of International Financial Reporting Standards except as otherwise noted, and are unaudited.)
Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $434.9 million ($15.26 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2020 compared to net earnings of $494.3 million ($17.18 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2019. Book value per basic share at June 30, 2020 was $435.11 compared to $486.10 at December 31, 2019 (a decrease of 8.3% adjusted for the $10 per common share dividend paid in the first quarter of 2020).
"In the second quarter of 2020, all of our insurance companies achieved a combined ratio below 100%, except for Brit. Our consolidated combined ratio of 100.4% in the second quarter of 2020 included $308.1 million or 9.2 combined ratio points of COVID-19 losses. Core underwriting performance continues to be very strong with a combined ratio excluding COVID-19 losses of 91.2%, continued favourable reserve development and growth in gross premiums written of 8.4%, and operating income was $120.5 million despite the COVID-19 losses. We remain focused on continuing to be soundly financed and ended the quarter with approximately $1.9 billion in cash and investments in the holding company," said Prem Watsa, Chair and Chief Executive Officer.
The table below presents the sources of the company's net earnings (loss) in a format which the company has consistently used as it believes it assists in understanding Fairfax:

	Second quarter		First six months
	2020	2019	2020	2019
	($ millions)
Gross premiums written	4,702.7	4,335.4	9,478.4	9,062.0
Net premiums written	3,555.5	3,354.3	7,401.9	7,295.8

Underwriting profit (loss)	(13.3)	101.0	89.8	189.4
Interest and dividends - insurance and reinsurance	153.2	168.0	312.6	338.4
Share of profit (loss) of associates - insurance and reinsurance	(19.4)	61.0	(56.3)	48.9
Operating income - insurance and reinsurance	120.5	330.0	346.1	576.7
Run-off (excluding net gains (losses) on investments)	(15.5)	(12.8)	(38.3)	(30.8)
Non-insurance companies (excluding net gains (losses) on investments)	(80.3)	114.4	(114.3)	155.7
Interest expense	(122.2)	(121.9)	(237.9)	(233.5)
Corporate overhead and other income (expense)	2.2	(32.3)	(249.9)	83.1
Net gains (losses) on investments	644.1	448.6	(895.4)	1,172.5
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Pre-tax income (loss)	548.8	726.0	(1,072.6)	1,723.7
Recovery of (provision for) income taxes	(122.5)	(146.5)	109.8	(329.6)
Non-controlling interests	8.6	(85.2)	138.4	(130.6)
Net earnings (loss) attributable to shareholders of Fairfax	434.9	494.3	(824.4)	1,263.5
Highlights for the second quarter of 2020 (with comparisons to the second quarter of 2019 except as otherwise noted) include the following:
•The consolidated combined ratio of the insurance and reinsurance operations was 100.4%, producing an underwriting loss of $13.3 million, compared to a combined ratio of 96.8% and an underwriting profit of
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

$101.0 million in 2019, primarily reflecting COVID-19 and higher current period catastrophe losses, partially offset by growth in net premiums earned and higher net favourable prior year reserve development.
•Net premiums written by the insurance and reinsurance operations increased by 5.4% to $3,555.5 million from $3,372.5 million.
•Operating income of the insurance and reinsurance operations decreased to $120.5 million from $330.0 million, reflecting COVID-19 losses of $308.1 million.
•Total COVID-19 losses in the first six months of 2020 of $392.4 million derived primarily from coverages related to business interruption (approximately 46%, principally from international business) and event cancellation (approximately 36%). Incurred but not reported losses comprised approximately 70% of the total.
•Consolidated interest and dividends of $205.0 million decreased from $221.6 million, primarily reflecting lower dividend income earned on common stocks and lower interest income earned due to sales and maturities of U.S. treasury bonds in the second half of 2019, partially offset by higher interest income earned on the reinvestment of the U.S. treasury bond proceeds into higher yielding, high quality corporate bonds and commercial paper.
•Consolidated share of loss of associates of $23.1 million primarily reflected share of losses of the non-insurance associates (principally Quess, Sanmar and Eurobank) from the economic effects of COVID-19, partially offset by share of profit of RiverStone Barbados, compared to share of profit of associates of $143.2 million in 2019 which primarily reflected a spin-off distribution gain at IIFL Finance.
•Interest expense of $122.2 million (inclusive of $16.3 million on accretion of lease liabilities) was primarily comprised of $74.4 million incurred on borrowings by the holding company and the insurance and reinsurance companies and $31.5 million incurred on borrowings by the non-insurance companies (which are non-recourse to the holding company).
•At June 30, 2020 the company's insurance and reinsurance companies held approximately $13.6 billion in cash and short dated investments representing approximately 35% of portfolio investments, comprised of $9.7 billion of subsidiary cash and short-term investments and $3.9 billion of short-dated U.S. treasuries.
•Net investment gains of $644.1 million consisted of the following:

	Second quarter of 2020
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	55.1	201.0	256.1
Short equity exposures	—	(96.6)	(96.6)
Net equity exposures	55.1	104.4	159.5
Bonds	69.2	412.6	481.8
Other	(249.8)	252.6	2.8
	(125.5)	769.6	644.1

	First six months of 2020
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Long equity exposures	320.9	(1,142.8)	(821.9)
Short equity exposures	(248.1)	25.7	(222.4)
Net equity exposures	72.8	(1,117.1)	(1,044.3)
Bonds	110.4	297.4	407.8
Other	(366.0)	107.1	(258.9)
	(182.8)	(712.6)	(895.4)
•Net gains on bonds of $481.8 million primarily reflected a tightening of corporate credit spreads subsequent to the global economic disruption in March 2020 caused by the COVID-19 pandemic. Net gains on long equity exposures of $256.1 million was primarily comprised of unrealized appreciation of common stocks and equity-related derivatives.
•At March 31, 2020 the company had drawn $1,770.0 million on its credit facility, solely as a precaution, to support its insurance and reinsurance companies should it be needed if the effects of the COVID-19 pandemic continued for an extended period. During the second quarter of 2020 and subsequent thereto, the company repaid $800.0 million and $270.0 million respectively of that borrowing, leaving $700.0 million borrowed under that facility currently.
•On April 29, 2020, the company completed an offering of $650.0 million principal amount of 4.625% unsecured senior notes due April 29, 2030 at par for net proceeds after commissions and expenses of $645.0 million. The company used $500.0 million of the net proceeds to partially repay the amount drawn on its credit facility.
•During the second quarter of 2020, the company provided $633.7 million of cash and marketable securities in capital support, primarily to its insurance and reinsurance operations to support growth in a favourable pricing environment and to support fluctuations in their investment portfolios from the economic effects of COVID-19.
•Since mid-March 2020, the company has reinvested cash and short term investments at its insurance and reinsurance operations primarily into higher yielding investment grade corporate bonds with an average maturity date of 4 years and average interest rates of 4.1%, which will benefit interest income in the future. Up to June 30, 2020, the company had purchased approximately $3.9 billion of such bonds.
•Subsequent to June 30, 2020:
◦On July 10, 2020 Fairfax Africa entered into a merger agreement with Helios Holdings Limited ("Helios") pursuant to which Helios will acquire a 45.9% voting and equity interest in Fairfax Africa in exchange for the contribution of certain fee streams and be appointed sole investment advisor to Fairfax Africa. Closing of the transaction is expected to be in the third quarter of 2020, subject to various conditions including regulatory and shareholder approvals, and the acquisition of Fairfax Africa's 42.4% equity interest in Atlas Mara by Fairfax for consideration of approximately $40 million. Upon closing Fairfax Africa will be renamed Helios Fairfax Partners Corporation and continue to be listed on the Toronto Stock Exchange.
•The company held $1,888.8 million of cash and investments at the holding company level ($1,873.4 million net of short sale and derivative obligations) at June 30, 2020, compared to $975.5 million ($975.2 million net of short sale and derivative obligations) at December 31, 2019.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 31.8% at June 30, 2020 from 24.5% at December 31, 2019, primarily reflecting the $970.0 million drawn on the credit facility and decreased total capital due to decreased common shareholders' equity.
•During the second quarter of 2020 the company purchased 246,443 subordinate voting shares for treasury and 174,905 for cancellation at an aggregate cost of $115.0 million. From the fourth quarter of 2017 up to June 30, 2020, the company has purchased 1,061,165 subordinate voting shares for treasury and 846,887 subordinate voting shares for cancellation at an aggregate cost of $823.3 million.
•At June 30, 2020, common shareholders' equity was $11,458.7 million, or $435.11 per basic share, compared to $13,042.6 million, or $486.10 per basic share, at December 31, 2019. The decrease in common shareholders' equity per basic share was primarily due to the net loss attributable to shareholders of Fairfax in the first half of 2020 and the payment in the first quarter of the annual common share dividend of $275.7 million.
There were 26.5 million and 26.9 million weighted average common shares effectively outstanding during the second quarters of 2020 and 2019 respectively. At June 30, 2020 there were 26,335,174 common shares effectively outstanding.
Unaudited consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.

In presenting the company’s results in this news release, management has included operating income (loss), combined ratio and book value per basic share measures. Operating income (loss) is used in the company's segment reporting. The combined ratio is calculated by the company as the sum of claims losses, loss adjustment expenses, commissions, premium acquisition costs and other underwriting expenses, expressed as a percentage of net premiums earned. Book value per basic share is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.

As previously announced, Fairfax will hold a conference call to discuss its second quarter 2020 results at 8:30 a.m. Eastern time on Friday July 31, 2020. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 14, 2020. The replay may be accessed at 1 (800) 568-5428 (Canada or U.S.) or 1 (402) 344-6795 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:  John Varnell
         Vice President, Corporate Development
         (416) 367-4941
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; and assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2020 and December 31, 2019
(unaudited - US$ millions)

	June 30, 2020	December 31, 2019
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $58.0; December 31, 2019 – $5.5)	1,888.8	975.5
Insurance contract receivables	6,152.7	5,435.0

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $608.4; December 31, 2019 – $664.8)	9,660.8	10,021.3
Bonds (cost $16,494.3; December 31, 2019 – $15,353.9)	17,028.1	15,618.1
Preferred stocks (cost $250.8; December 31, 2019 – $241.3)	550.0	578.2
Common stocks (cost $4,527.9; December 31, 2019 – $4,158.2)	3,769.2	4,246.6
Investments in associates (fair value $3,669.0; December 31, 2019 – $4,521.7)	4,684.7	4,360.2
Derivatives and other invested assets (cost $1,030.8; December 31, 2019 – $1,168.7)	745.8	759.1
Assets pledged for short sale and derivative obligations (cost $212.4; December 31, 2019 – $146.7)	213.6	146.9
Fairfax India and Fairfax Africa cash, portfolio investments and investments in associates (fair value $3,021.5; December 31, 2019 – $3,559.6)	2,206.1	2,504.6
	38,858.3	38,235.0

Assets held for sale	—	2,785.6
Deferred premium acquisition costs	1,454.4	1,344.3
Recoverable from reinsurers (including recoverables on paid losses – $672.0; December 31, 2019 – $637.3)	9,938.9	9,155.8
Deferred income taxes	568.5	375.9
Goodwill and intangible assets	5,990.7	6,194.1
Other assets	5,730.6	6,007.3
Total assets	70,582.9	70,508.5

Liabilities
Accounts payable and accrued liabilities	4,819.1	4,814.1
Short sale and derivative obligations (including at the holding company – $15.4; December 31, 2019 – $0.3)	256.4	205.9
Liabilities associated with assets held for sale	—	2,035.1
Insurance contract payables	3,046.2	2,591.0
Insurance contract liabilities	37,043.5	35,722.6
Borrowings – holding company and insurance and reinsurance companies	6,659.2	5,156.9
Borrowings – non-insurance companies	2,318.5	2,075.7
Total liabilities	54,142.9	52,601.3

Equity
Common shareholders’ equity	11,458.7	13,042.6
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	12,794.2	14,378.1
Non-controlling interests	3,645.8	3,529.1
Total equity	16,440.0	17,907.2
	70,582.9	70,508.5

Book value per basic share	$435.11	$486.10

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2020 and 2019
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2020	2019	2020	2019
Income
Gross premiums written	4,702.7	4,335.4	9,478.4	9,062.0
Net premiums written	3,555.5	3,354.3	7,401.9	7,295.8

Gross premiums earned	4,259.0	3,954.9	8,475.3	8,182.2
Premiums ceded to reinsurers	(925.5)	(795.7)	(1,754.0)	(1,500.4)
Net premiums earned	3,333.5	3,159.2	6,721.3	6,681.8
Interest and dividends	205.0	221.6	422.9	457.5
Share of profit (loss) of associates	(23.1)	143.2	(228.3)	265.5
Net gains (losses) on investments	644.1	448.6	(895.4)	1,172.5
Gain on deconsolidation of insurance subsidiary	—	—	117.1	—
Other revenue	905.6	1,468.7	2,086.6	2,496.6
	5,065.1	5,441.3	8,224.2	11,073.9
Expenses
Losses on claims, gross	2,968.7	2,613.9	5,752.5	5,683.2
Losses on claims, ceded to reinsurers	(693.7)	(600.8)	(1,299.5)	(1,270.5)
Losses on claims, net	2,275.0	2,013.1	4,453.0	4,412.7
Operating expenses	621.0	610.5	1,276.5	1,212.3
Commissions, net	559.7	535.2	1,117.7	1,064.0
Interest expense	122.2	121.9	237.9	233.5
Other expenses	938.4	1,434.6	2,211.7	2,427.7
	4,516.3	4,715.3	9,296.8	9,350.2
Earnings (loss) before income taxes	548.8	726.0	(1,072.6)	1,723.7
Provision for (recovery of) income taxes	122.5	146.5	(109.8)	329.6
Net earnings (loss)	426.3	579.5	(962.8)	1,394.1

Attributable to:
Shareholders of Fairfax	434.9	494.3	(824.4)	1,263.5
Non-controlling interests	(8.6)	85.2	(138.4)	130.6
	426.3	579.5	(962.8)	1,394.1

Net earnings (loss) per share	$16.00	$17.94	$(31.76)	$46.01
Net earnings (loss) per diluted share	$15.26	$17.18	$(31.76)	$44.17
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	26,487	26,899	26,645	26,964

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2020 and 2019
(unaudited - US$ millions)

	Second quarter		First six months
	2020	2019	2020	2019

Net earnings (loss)	426.3	579.5	(962.8)	1,394.1

Other comprehensive income (loss), net of income taxes

Items that may be reclassified to net earnings (loss)
Net unrealized foreign currency translation gains (losses) on foreign operations	124.8	55.8	(459.4)	150.4
Gains (losses) on hedge of net investment in Canadian subsidiaries	(88.1)	(45.1)	103.3	(89.1)
Losses on hedge of net investment in European operations	(19.1)	(55.0)	(1.6)	(39.8)
Share of other comprehensive income (loss) of associates, excluding net gains on defined benefit plans	(19.0)	18.7	(88.9)	(11.0)
Net unrealized foreign currency translation losses reclassified to net earnings (loss)	—	—	161.9	—
	(1.4)	(25.6)	(284.7)	10.5
Items that will not be reclassified to net earnings (loss)
Net losses on defined benefit plans	(27.1)	—	(27.1)	—
Share of net gains on defined benefit plans of associates	1.9	3.2	11.2	18.5
	(25.2)	3.2	(15.9)	18.5

Other comprehensive income (loss), net of income taxes	(26.6)	(22.4)	(300.6)	29.0
Comprehensive income (loss)	399.7	557.1	(1,263.4)	1,423.1

Attributable to:
Shareholders of Fairfax	399.7	455.9	(995.6)	1,269.1
Non-controlling interests	—	101.2	(267.8)	154.0
	399.7	557.1	(1,263.4)	1,423.1

SEGMENTED INFORMATION
(unaudited - US$ millions)
Net premiums written, net premiums earned and combined ratios for the insurance and reinsurance operations (excluding Run-off) in the second quarters and first six months ended June 30, 2020 and 2019 were as follows:
Net Premiums Written

	Second quarter		First six months
	2020	2019	2020	2019
Northbridge	403.2	382.6	712.2	639.8
Odyssey Group	935.4	856.4	1,799.7	1,654.9
Crum & Forster	580.0	600.3	1,230.5	1,140.0
Zenith National	115.8	154.0	370.0	427.1
Brit	418.4	391.5	866.2	825.2
Allied World	790.7	656.5	1,592.1	1,384.2
Fairfax Asia	44.4	52.5	105.1	105.3
Insurance and Reinsurance - Other	267.6	278.7	579.6	556.2
Insurance and reinsurance operations	3,555.5	3,372.5	7,255.4	6,732.7

Net Premiums Earned

	Second quarter		First six months
	2020	2019	2020	2019
Northbridge	328.7	297.3	661.9	578.8
Odyssey Group	885.8	791.2	1,703.3	1,508.5
Crum & Forster	559.2	529.4	1,161.9	1,028.4
Zenith National	140.6	182.7	304.3	363.3
Brit	422.5	416.6	819.9	807.0
Allied World	681.8	626.4	1,284.9	1,191.2
Fairfax Asia	56.3	47.6	111.9	93.1
Insurance and Reinsurance - Other	258.6	254.7	545.3	498.7
Insurance and reinsurance operations	3,333.5	3,145.9	6,593.4	6,069.0

Combined Ratios

	Second quarter		First six months
	2020	2019	2020	2019
Northbridge	94.3%	99.1%	95.4%	99.4%
Odyssey Group	99.8%	96.6%	99.2%	95.5%
Crum & Forster	98.9%	97.5%	98.1%	97.6%
Zenith National	94.6%	84.5%	91.0%	81.4%
Brit	114.9%	96.0%	107.3%	96.4%
Allied World	98.0%	97.9%	96.3%	100.0%
Fairfax Asia	99.4%	97.9%	101.0%	98.4%
Insurance and Reinsurance - Other	99.3%	100.3%	98.3%	100.8%
Insurance and reinsurance operations	100.4%	96.8%	98.6%	96.9%